EXECUTIVE SERVICE AGREEMENT

MORRIA BIOPHARMACEUTICALS PLC

and

Gur Roshwalb

PARTIES:

(1)	MORRIA BIOPHARMACEUTICALS PLC (company number 5252842) whose registered office is at 53 Davies street, Mayfair, London W1K5JH ("Company" or "Morria"); and (2) Gur Roshwalb having an address of ______________________________________________(“Executive”).

1.	Definitions and interpretation

The definitions and interpretative provisions in Schedule 1 apply to this agreement.

2.	Appointment

2.1	The Company will employ at will the Executive as of March 4, 2013 (“Effective Date”) as Chief Executive Officer of Morria Biopharmaceuticals Plc and subject to the terms and conditions specified in this agreement.

3.	Duration of the Employment

3.1	The Employment will commence on the Effective Date and, subject to clause 14, continue until terminated by either party giving to the other not less than three months’ notice in writing.

3.2	For the purpose of ERA 1996 the Executive’s period of continuous employment will begin on the Effective Date and terminate on the fifth anniversary, unless terminated earlier pursuant to this agreement. The Employment is not continuous with any previous employment.

3.3	The Executive represents and warrants that he is not bound by or subject to any agreement, relationship, or court order agreement arrangement or undertaking which in any way restricts or prohibits him from entering into this agreement or from performing his duties under this agreement.

4.	Scope of the Employment

4.1	The Executive shall have the responsibility and power and authority to take (or authorize other officers, employees or agents of the Company to take) all actions on behalf of the Company that are within the ordinary course of business of the Company in his position as Chief Executive Officer and as directed by the Board of Directors, or Chairman of the Board of Directors of the Company, unless the Chairman of the Board of the Company, or Board of Directors shall have previously restricted (specifically or generally) such power and authority of the Chief Executive Officer (“Services”).

4.2	The scope of the Services shall be determined by the Company from time to time, according to the Company’s needs.

4.2.1	devote to his duties the time, attention and skill as may reasonably be required for the satisfactory performance of the position.

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4.2.2	faithfully and diligently perform such duties and exercise such powers consistent with his position as may from time to time be assigned to or vested in him by the Chief Executive Office, Chairman of the Board of Morria; and Board of Directors of Morria;

4.2.3	comply with all the Company’s rules, regulations, policies and procedures from time to time in force;

4.2.4	use best endeavours to promote and protect the interests of Morria and future growth; and

4.2.5	keep the Chairman of the Board of Morria at all times promptly and fully informed, in writing if so requested, of his conduct of the business of Morria as Chairman or Board of Directors may require.

4.3	Specifically, but without limitation, the Executive shall have the responsibility of: general supervision, management, and responsibility for, the Company’s financing, investor relations, commercial and business development, pre-clinical and clinical development activities; regulatory development , planning, and filings; and company clinical presentations and development plan and strategy. In addition to Executive’s primary duties, Executive shall perform such other services and discharge such other duties and responsibilities, as may be prescribed by the Chief Executive Officer and/or Board of Directors from time to time.

4.3.1	Build shareholder value through investor meetings and presentations;

4.3.2	Raise capital;

4.3.3	Present development updates in conference calls in and meeting with the investor, and shareholder, and potential investors;

4.3.4	Establish a strong relationship and credibility with shareholders, analysts and numerous health care institutional and fund managers;

4.3.5	Establish and participate in industry collaborations. Licensing partners, and relationships;

4.3.6	Manage and all aspects of drug development of Morria drug development and clinical operations including pre-clinical pharmacology and toxicology, Phases 1-3 clinical development and clinical trials, development and commercialization of Morria's technology related to the treatment of inflammatory diseases;

4.3.7	Work with third party clinical sites, contract researches and organizations, and advisors, and consultants; and

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4.3.8	Develop, strategize for, prepare, and submit regulatory applications and present at regulatory meetings.

4.4	It is hereby clarified that the list above is a non-exhaustive list. Executive acknowledges that Morria is a UK company that is publically listed in the United States and that its services include interaction with US and European investors, shareholders, partners, and financial, and regulatory authorities will be required.

4.5	The Executive must not, without the prior consent of the Board:

4.5.1	on behalf of the Company, incur any capital expenditure in excess of any sum authorised from time to time by the Board;

4.5.2	on behalf of the Company, enter into any commitment contract or arrangement without authorization from the Chairman of the Board of Morria, or the Board of Directors of Morria and which is outside the normal course of its business or of an unusual onerous or long term nature or outside the scope of his normal duties.

5.	Hours and place of work

5.1	The Executive will work full time for the Company and devote his full time, energy and attention to the Company. The Executive may not be employed in another employment or consulting position unless approved in advance by the Chairman of the Board of Morria.

5.2	The Executive will work such hours as are necessary for the proper performance of his duties as defined by the Project.

5.3	Executive shall work from New York City, New York.

5.4	The Executive may be required to work and undertake travel as the Company may reasonably require and as may be necessary for the proper performance of the Executive’s duties.

6.	Remuneration and benefits

6.1	The Company shall pay Executive a base salary at the annualized rate of Three Hundred and Fifty Thousand US Dollars ($350,000.00 USD) (the “Base Salary”), less payroll deductions and all required withholdings, payable in regular periodic payments in accordance with the Company’s normal payroll practices. The Base Salary shall be prorated for any partial year of employment on the basis of a 365-day fiscal year.

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6.2	Annual Milestone Bonus. At the sole discretion of the Board of Directors and the compensation committee of the Board (the “Compensation Committee”), following each calendar year of employment Executive shall be eligible to receive an additional annual cash bonus of up to thirty three percent (33%) of the Base Salary, less any deductions or withholdings, (the “Annual Milestone Bonus”), based on Executive’s continued employment and attainment of certain objective financial, clinical development, and/or business milestones (the “Milestones”) to be established annually by the Board or the Compensation Committee. The determination of whether Executive has met the Milestones, and if so, the bonus amount that will be paid, shall be determined by the Board or the Compensation Committee. Executive must remain employed by the Company through and including the Milestones in order to be eligible to earn or receive any Annual Milestone Bonus for that year. Any Annual Milestone Bonuses shall be paid in cash as either single lump-sum payments or in instalments over a period not to exceed three months, as determined by the Board or the Compensation Committee. Executive shall also be entitled to any other bonuses at the sole discretion of the Board.

6.3	Executive’s compensation will be reviewed at least on an annual basis and the Base Salary may be increased from time to time in the Company’s sole discretion.

6.4	Stock Options. Subject to approval by the Board, the Company will grant to the Executive options to purchase ordinary shares of the Company as set forth in this clause 6.4 (the “Options”). The Options will be granted (i) pursuant to the Company’s 2007 Stock Incentive Plan (the “Plan”), provided that the shareholders approve increase the number of shares reserved for issuance under the Plan on the next scheduled meeting of the shareholders, or (ii) outside of the Plan. The exercise price per share of the Options will be equal to the greater of i) $2.00 USD per ordinary share of the Company; or ii) the Fair Market Value (as such term is defined in the Plan) of a an ordinary share on the effective date of the grant:

6.4.1	As soon as practicable following the June 2013 Annual General Meeting of the Company Sixty Thousand (560,000) shares of the Company’s Common Stock (the “First Option”). On each anniversary of the effective grant date of the First Option, one-quarter (25%) of the shares subject to the Option shall vest, subject to Executive’s continued employment with the Company on each such vesting date. The First Option will vest fully on a Change of Control. The First Option will be granted pursuant to a separate stock option grant notice, and stock option agreement and governed by the Plan to the extent issued pursuant to the Plan.

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6.4.2	Upon the Company closing a financing of issued securities of no less than Fifteen million dollars (15,000,000 USD), Executive shall be granted the option to purchase One Hundred Thousand (100,000) shares of the Company’s Common Stock (the “Second Option”). On each anniversary of the effective grant date of the Second Option, one-quarter (25%) of the shares subject to the Second Option shall vest, subject to Executive’s continued employment with the Company on each such vesting date. The Second Option shall vest fully on a Change of Control. The Second Option will be granted pursuant to a separate stock option grant notice and stock option agreement, and governed by the Plan to the extent issued pursuant to the Plan.

6.5	All of Executive’s compensation shall be subject to customary withholding taxes and any other employment taxes as are commonly required to be collected or withheld by the Company. The Base Salary, Annual Milestone Bonus, and Heath Benefit Reimbursement will be subject to deductions for income tax and National Insurance contributions or such other tax as required by law in the US and UK. Executive shall be responsible for paying all federal, state, local taxes or any such other taxes required by law; social security, and Medicare.

6.6	The Executive shall be covered by the Company’s Directors and Officer’s liability insurance policy, provided by the Company that covers directors and officers of the Company, and at the Company’s expense. The Executive shall, in accordance with Company policy and the applicable plan documents, be eligible to participate in benefits under any benefit plan or arrangement, including medical, dental, vision, disability and life insurance programs, and any other benefits that may be in effect from time to time and made available to the Company’s senior management employees, subject to the terms and conditions of those benefit plans. Notwithstanding any of the foregoing, nothing in this Agreement shall require the Company or any subsidiary of the Company to establish, maintain or continue any particular plan or program nor preclude the amendment, rescission or termination of any such plan or program that may be established from time to time.

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6.7	Expense Reimbursements. The Company will reimburse Executive for all reasonable business expenses Executive incurs in conducting his duties hereunder, pursuant to the Company’s usual expense reimbursement policies, but in no event later than thirty days after the end of the calendar month following the month in which such expenses were incurred by Executive; provided that Executive supplies the appropriate substantiation for such expenses no later than the end of the calendar month following the month in which such expenses were incurred by Executive. The Company shall pay Executives membership to the American College of Physicians.

6.8	Holidays and Vacation. Executive shall receive no less than four (4) weeks of paid vacation per year, which cannot be taken in one four (4) week increment, of which one (1) week may be accrued if not used in any year and be paid to Executive or carried forward to subsequent years consistent with Company policy and will receive paid Company holidays in accordance with Company policy.

6.9	Any benefit plans provided by the Company to the Executive or the Executive’s family which are not expressly referred to in this agreement will be regarded as ex gratia and at the sole discretion of the Company and will not form part of the Employment.

7.	Deductions: For the purposes of ERA 1996, and unless prohibited by applicable law, the Executive authorises the Company to deduct from his remuneration under this agreement any sums due from him to the Company including, but not limited to, any overpayments of Base Salary, loans or advances made to him by the Company, any fines incurred by the Executive and paid by the Company, any unauthorised expenses, the cost of repairing any damage or loss to the Company’s property caused by him and any losses suffered by the Company as a result of any negligence or breach of duty by the Executive.

8.	Credit Card

8.1	If the Executive is issued with a Company credit card it is issued on condition that he:

8.1.1	takes good care of it and immediately reports any loss of it to the Chief Financial Officer or Chairman of the Board;

8.1.2	uses the card only for the purposes of the business of the Company in accordance with any Company policy; and

8.1.3	returns the card immediately to the Company on request.

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9. Pension

No provision for retirement or death in service benefits will be made by the Company for the Executive but if the Company provides access to a stakeholder pension scheme pursuant to the Welfare Reform and Pensions Act 1999 full details will be provided on request. There is no contracting-out certificate in force under the Pension Schemes Act 1993 in respect of the Employment.

10.	Restrictions on other activities by the Executive

10.1	During the Employment the Executive must not directly be involved in any activity which the Company considers may be, or become, competitive and/or harmful to the interest of the Company or of any Group Company or which might adversely affect the performance of the Executive’s duties under the Employment.

10.2	The Executive must not, except with the prior approval of the Board, be employed in any other business or undertaking. This restriction does not prohibit the holding by the Executive, either directly or through nominees, of investments dealt on any Recognised Investment Exchange if not more than three percent of the issued shares or other securities of any class of any one company are so held.

10.3	The Executive must comply with:

10.3.1	every rule of law and the rules and regulations of any Recognised Investment Exchange applicable to the Company; and

10.3.2	every regulation of the Company for the time being in force in relation to dealings in shares or other securities of the Company or any Group Company.

10.4	The Executive must not, and will procure so far as he is able that his spouse, infant children and other connected persons, within the meaning of section 252 and 820-825 Companies Act 2006, will not, deal or become or cease to be interested, within the meaning set out in the Companies Act 2006, in any securities of the Company, except in accordance with the then current code for securities transactions by directors of the Company.

10.5	Subject to any regulations issued by the Company, the Executive may not receive or obtain directly or indirectly any discount rebate or commission (Benefit) in respect of any sale or purchase of goods effected or other business transacted, whether or not by him by or on behalf of the Company or any Group Company. If the Executive, or any firm or company in which he is interested, obtains a Benefit he must account to the Company or the relevant Group Company for it or a due proportion of the Benefit received by such company or firm having regard to the extent of the Executive’s interest in it.

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11.	Confidential Information and Company documents

11.1	The Executive must not either during the Employment, except in the proper performance of his duties, and subject to the Company’s disclosure of information policy or at any time after the termination of the Employment:

11.1.1	Divulge, disclose, transfer, or communicate to any person any Confidential Information;

11.1.2	use or assist a third party to use any Confidential Information for his own purposes or for any purposes other than those of the Company or any Group Company; or

11.1.3	permit or cause any unauthorised disclosure of any Confidential Information through any failure on his part to exercise due care and diligence.

11.2	The restrictions in clause 11.1 do not apply to:

11.2.1	any disclosure required for the proper performance of the Executive's duties during the Employment or as authorised by the Board;

11.2.2	any disclosure made to any person authorised by the Company to possess the relevant information;

11.2.3	any information or knowledge that was known to the Executive prior to the commencement date of this agreement; or

11.2.4	any information which becomes available to the public generally otherwise than through the default of the Executive.

11.3	All information, data, materials, compositions, notes, memoranda records lists of customers and suppliers, employees correspondence documents, computer and other discs and tapes, data listings, codes, designs and drawings and other documents and material whatsoever in the Executive’s possession or control and whether or not made or created by the Executive, relating to the business of the Company or any Group Company and any copies of them:

11.3.1	are and remain the property of the Company or the relevant Group Company;

11.3.2	will be handed over by the Executive to the Company or to the relevant Group Company on demand and, in any event, immediately on the termination of the Employment and the Executive will certify that all such property has been so handed over; and

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11.3.3	will on demand and, in any event, immediately on the termination of the Employment be permanently deleted from any PC system in his possession or under his control.

12.	Data protection

The Executive confirms that the Company may collect, hold, process and transfer, both electronically and manually, Employment Related Personal Data for the purposes of administering the Employment, the Company’s administration, management of its staff and its business and to comply with applicable procedures laws and regulations for the transfer storage and processing by the Company of such the Employment Related Personal Data outside the European Economic Area, in particular to and in the United States of America and any other country in which the Company has offices. Additionally, the Executive explicitly consents to the Company collecting, holding, processing and transferring, both electronically and manually, Employment Related Sensitive Personal Data for the purposes of compiling and disclosing statistics in connection with the Company’s equal opportunities programme.

13.	Inventions and other intellectual property

13.1	The parties foresee that the Executive may make inventions or create other intellectual property in the course of the Employment. In this respect the Executive has a special responsibility to further the interests of the Company and the Group.

13.2	In relation to each and every conception, improvement, invention or discovery which relates directly or indirectly to the business of the Company (Company Invention) which the Executive, jointly or alone, makes at any time during the Employment, he will:

13.2.1	promptly disclose full details, including information, know how, technology, data, materials, any documents, drawings models, or other embodiments of the Company Invention; and

13.2.2	assign and will assign all Inventions to the Company, and all information, data, technology, conceptions, know how, to the Company. At Company’s request and expense, do all things necessary or desirable to enable the Company or its nominee to exploit the Company Invention for commercial purposes and to secure patent or other appropriate forms of protection for it anywhere in the world. Decisions as to the patenting and exploitation of any Company Invention are at the sole discretion of the Company.

13.2.3	To the extent that he owns or will own the rights in relation to any Company Invention, assigns to the Company by way of future assignments all such rights.

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13.3	In relation to each and every copyright work including, but not limited to, any source code and object code for software, domain name, database or design which relates either directly or indirectly to the business of the Company or any Group Company (Copyright Work) which the Executive, jointly or alone, originates, conceives, writes or makes at any time during the period of his Employment the Executive:

13.3.1	will promptly disclose such Copyright Work, including any documents, drawings, models or other embodiments of the Copyright Work, to the Company. Any Copyright Work made wholly outside the Executive’s normal working hours which is wholly unconnected with the Employment or, directly or indirectly, the business of the Company or any Group Company is excluded from the ambit of clause 13.3;

13.3.2	to the extent that he owns or will own the rights in any Copyright Work, assigns to the Company by way of future assignment all copyright, database rights, design rights and other proprietary rights, if any, throughout the world in the Copyright Work including the right to register, at the Company’s absolute discretion, any such rights in the Copyright Work; and

13.3.3	irrevocably and unconditionally waives in favour of the Company any and all moral rights conferred on him by chapter IV of part I of the Copyright Designs and Patents Act 1988 in relation to any such Copyright Work.

13.4	The Executive, at the request and expense of the Company, will do all things necessary or desirable to substantiate the rights of the Company to each and every Company Invention or Copyright Work and permit the Company, which the Executive irrevocably appoints as his attorney for this purpose, to execute documents, to use his name and to do all things which may be necessary or desirable for the Company to obtain for itself or its nominee the full benefit of each and every Company Invention or Copyright Work. A certificate in writing signed by any director or the secretary of the Company that any instrument or act falls within the authority conferred by clause13.4 will be conclusive evidence to that effect so far as any third party is concerned.

13.5	Nothing in clause 13 will be construed as restricting the rights of the Executive or the Company under sections 39 to 43 Patents Act 1977.

14.	Termination

14.1	The Employment may be terminated upon written notice for any reason by the Board of Directors of the Company or Chairman of Board with or without Cause.

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14.2	The Employment may be terminated immediately by the Company if the Executive:

14.2.1	commits any serious breach or repeats or continues, after warning, any material breach of his obligations;

14.2.2	is guilty of conduct tending to bring himself or the Company or any Group Company into disrepute;

14.2.3	becomes bankrupt or has an interim order made against him under the Insolvency Act 1986 or compounded with his creditors generally;

14.2.4	is indicted or convicted of an offence under any statutory enactment or regulation relating to insider dealing or is in breach of the code on directors’ dealings in listed securities adopted from time to time by the Company or any Group Company;

14.2.5	commits any breach of clauses 10, 11 or 13;

14.2.6	is indicted or convicted of any criminal offence, other than a minor motoring offence that does not prevent the Executive performing his duties;

14.2.7	fails to perform or is, in the reasonable opinion of the Board, incapable of properly performing his duties under this agreement, if the Executive has been given due warning in writing by the Company of his poor performance or incapability and has failed within the specified period to meet the required standard; or

14.2.8	without reasonable cause wilfully neglects or refuses to discharge his duties or to attend to the business of the Company.

14.3	If the Company becomes entitled to terminate the Employment pursuant to clause 14.2, it may, but without prejudice to its right subsequently to terminate the Employment on the same or any other ground, suspend the Executive either on full pay or without payment of salary.

14.4	The Company reserves the right, at its sole and absolute discretion, to terminate the Employment immediately or with less notice than required by clause 3.1 and to give the Executive pay in lieu of any such notice of termination and he will forfeit any entitlement to any bonus payments due for payment following the termination of his employment that has not yet vested.

14.5	During any period of notice of termination not exceeding three months, whether given by the Company or the Executive, the Company is under no obligation to assign any duties to the Executive. The Company may exclude the Executive from any of its premises and require him not to contact any customers, suppliers or employees and/or to resign from any office held in the Company, or the Company may assign to the Executive such other duties agreed to in this Agreement as the Company determines in its absolute discretion.

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14.6	On the termination of the Employment, however arising, or on either party serving notice of termination the Executive will:

14.6.1	at the request of the Company, resign from office and all offices held by him in the Company. Such resignation will be without prejudice to any claims which the Executive may have against the Company arising out of the termination of the Employment; and

14.6.2	immediately deliver to the Company any document, computers, materials, motor car and all car keys, credit cards and other property of or relating to the business of the Company which may be in his possession or under his control.

14.7	If the Executive fails to comply with his obligations under clause 14.6 the Company is irrevocably authorised to appoint some person in his name and on his behalf to sign any documents and do any things necessary to give effect to those provisions.

14.8	Any delay by the Company in exercising its rights of termination under clause 14 will not constitute a waiver of them.

15.	Post termination covenants

15.1	The Executive undertakes with the Company that he will not during the Restricted Period without the prior written consent of the Company, such consent not to be unreasonably withheld, whether by himself, through his employees or agents or otherwise and whether on his own behalf or on behalf of any other person, directly or indirectly:

15.1.1	in competition with the Company, within the Restricted Area, be employed, engaged or otherwise interested in the business of researching into, developing, manufacturing, distributing, selling, supplying or otherwise dealing with Restricted Goods or Restricted Services. This prohibition does not apply to the holding, directly or through nominees, of investments dealt on any Recognised Investment Exchange if the holding does not exceed three percent of the issued shares or other securities of any class of any one company;

15.1.2	in competition with the Company, solicit business from or canvass any Customer or Prospective Customer if such solicitation or canvassing is in respect of Restricted Goods or Restricted Services;

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15.1.3	in competition with the Company, accept orders for Restricted Goods or Restricted Services from any Customer or Prospective Customer;

15.1.4	discourage any Supplier or Prospective Supplier from conducting or continuing to conduct business with the Company on the best terms available to the Company;

15.1.5	solicit or induce or endeavour to solicit or induce any person who on the date of termination of the Employment was a director or manager of the Company with whom the Executive had dealings during the Employment to cease working for or providing services to the Company, whether or not any such person would as a consequence commit a breach of contract; or

15.1.6	employ or otherwise engage in the business of researching into developing, manufacturing, distributing, selling, supplying or otherwise dealing with Restricted Goods or Restricted Services any person who was during the 12 months preceding the date of termination of the Employment employed or otherwise engaged by the Company and who by reason of such employment or engagement is in possession of any Confidential Information or who has acquired influence over Customers and Prospective Customers. References to the Executive in the definitions of Customer and Prospective Customer are to be replaced by references to the relevant employee for the purposes of the interpretation of clause15.1.6.

15.2	The Executive must not induce procure or assist any other person, firm, corporation or organisation to do anything which if done by the Executive would be a breach of any of the provisions of clause 15.1.

15.3	In clause 15.1 references to acting directly or indirectly include, without prejudice to the generality of that expression, references to acting alone jointly with on behalf of by means of or by the agency of any other persons.

15.4	The obligations undertaken by the Executive pursuant to clause 15 constitute a separate and distinct covenant with respect to the Company and the invalidity or unenforceability of any such covenant will not affect the validity or enforceability of the covenants in favour of the Company.

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15.5	The Executive undertakes with the Company that he will not at any time after the termination of the Employment in the course of carrying on any trade or business, claim represent or otherwise indicate any present association with the Company or for the purpose of carrying on or retaining any business or custom, claim, represent or otherwise indicate any past association with the Company to its detriment.

15.6	While the restrictions in clause 15, on which the Executive has had the opportunity to take independent advice, are considered by the parties to be reasonable in all the circumstances, if any such restrictions, by themselves, or taken together, are adjudged to go beyond what is reasonable in all the circumstances for the protection of the legitimate interests of the Company but would be adjudged reasonable if part or parts of the wording were deleted, the relevant restriction or restrictions will apply with such deletions as may be necessary to make it or them valid and effective.

15.7	Compensation upon Termination without Cause. Upon termination of Executive’s employment by the Company without Cause, in addition to any accrued but unpaid Base Salary, and expense reimbursement payable in accordance with applicable law, Executive shall be entitled to receive the following severance benefits from the Company: the Company shall pay to Executive an amount equal to (A) twelve (12) months of Executive’s Base Salary at the highest annualized rate in effect at any time on or before the date upon which Executive’s employment terminates (the “Severance Date”) payable in substantially equal installments in accordance with the Company’s normal payroll policies, less applicable withholdings and taxes, with such installments to commence on the first payroll period following the sixtieth (60th) day after the Severance Date (with the first such installment to include any payments that otherwise would have been made if the Release (as defined below) were not subject to revocation on the Severance Date).

15.8	If Executive elects to receive continued healthcare coverage pursuant to the provisions of the Consolidated Omnibus Budget Reconciliation Act (“COBRA”), the Company shall directly pay, or reimburse Executive for, the premium for Executive through the earliest of (A) twelve (12) month anniversary of the Severance Date, (B) the date Executive, become eligible for healthcare coverage under another employer’s plan(s) or (C) the date Executive is no longer eligible for coverage under COBRA. After the Company ceases to pay premiums pursuant to the preceding sentence, Executive may, for any remaining period of COBRA coverage, elect to continue healthcare coverage at Executive’s own expense in accordance with the provisions of COBRA . If the payment of any COBRA premiums would otherwise violate the nondiscrimination rules or cause the reimbursement of claims to be taxable under the Patient Protection and Affordable Care Act of 2010, together with the Health Care and Education Reconciliation Act of 2010 (collectively, the “Act”) or Section 105(h) of the Internal Revenue Code of 1986, as amended (the “Code”), the Company paid premiums shall be treated as taxable payments and be subject to imputed income tax treatment to the extent necessary to eliminate any discriminatory treatment or taxation under the Act or Section 105(h) of the Code.

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15.9	Termination for Cause by Company. This Agreement may be terminated by the Company for Cause at any time effective upon written notice. Upon such termination, the Company’s sole obligation to Executive shall be payment of Executive’s Base Salary through the date of termination, computed pro rata up to and including the date of termination. Thereafter, the Company shall have no further obligation to the Executive.

15.10	Termination upon Death. Upon the death of the Executive, this Agreement shall automatically terminate, and all rights of the Executive and his heirs, executors and administrators to compensation and other benefits under this Agreement shall cease, except for the payment of Base Salary earned through the date of termination. Thereafter, the Company shall have no further obligation to the Executive or his estate.

15.11	As a condition precedent to any Company obligation to Executive pursuant to this Agreement, Executive (or, in the event of Executive’s death following a termination without Cause, Executive’s estate) shall, no later than the sixtieth (60th) day following Executive’s Severance Date, provide the Company with a valid, executed, written general release of all claims against the Company and its affiliates (the “Release”) in the form as the Company may reasonably require, and such Release shall have not been revoked by Executive (or Executive’s estate, as applicable) pursuant to any revocation rights afforded by applicable law. The Company shall have no obligation to make any payment or provide any benefit to Executive pursuant to this Agreement unless and until the Release contemplated by this Section becomes irrevocable by Executive (or Executive’s estate, as applicable) in accordance with all applicable laws, rules and regulations.

16.	Grievance procedure

If the Executive wishes to obtain redress of any grievance relating to the Employment or is dissatisfied with any reprimand, suspension or other disciplinary step taken by the Company, he must apply in writing in the first instance to the Chairman of the Board, setting out the nature and details of any such grievance or dissatisfaction. The grievance procedure does not form part of your contract of employment.

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17.	Disciplinary procedures

The Executive’s employment is subject to the same standards of conduct as other employees but the Company’s disciplinary procedure will be varied to the extent that it will reflect the seniority of the Executive’s position. The disciplinary procedure is available from the Company Secretary and does not form part of the contract of employment.

18.	Notices

18.1	Any notice or other document to be given under this agreement must be in writing and either delivered personally to the Executive or to the secretary of the Company, or sent by first class post or other fast postal service, or by facsimile transmission to the Company at its registered office for the time being or to the Executive at his last known place of residence, or by email.

18.2	Any such notice will unless the contrary is proved, be deemed served when in the ordinary course of the means of transmission it would first be received by the addressee in normal business hours. In proving such service it will be sufficient to prove that the notice was addressed properly by post and posted, or that the email or facsimile transmission was despatched.

19.	Former service agreements

19.1	This agreement supersedes and is in substitution for any previous agreements or arrangements between i) the Company and Executive, whether written oral or implied, relating to the employment of the Executive, which are deemed to have been terminated by mutual consent.

19.2	The Executive agrees and hereby acknowledges and consents that Morria does not owe fees, costs, remunerations and/or reimbursements whatsoever pursuant to any of the previous agreements or arrangements and any further amendments as described in Section 19.1.

20.	Choice of law, submission to jurisdiction and address for service

20.1	This agreement will be governed by and interpreted in accordance with New York Law; and English law (specifically English employment law) shall not apply.

20.2	The parties submit to the jurisdiction of the New York courts but this agreement may be enforced by the Company in any court of competent jurisdiction.

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21.	General

21.1	This agreement constitutes the written statement of the terms of the Employment provided in compliance with part 1 of ERA 1996.

21.2	There are no collective agreements in place in respect of the Employment.

21.3	Except where expressly stated nothing in this agreement will create any enforceable rights for any third party.

21.4	The Executive has taken his own independent legal advice on this agreement.

21.5	Limitations Under Code Section 409A.

21.5.1	Notwithstanding anything in this Agreement to the contrary, any compensation or benefits payable hereunder that constitute “nonqualified deferred compensation” within the meaning of Section 409A of the Code (“Section 409A”) which are designated as payable upon the termination of Executive’s employment shall be payable only upon Executive’s “separation from service” with the Company within the meaning of Section 409A. Further, if the Executive is a “specified employee” (as that term is used in Section 409A of the Code and regulations and other guidance issued thereunder) on the date his separation from service becomes effective, any benefits payable upon termination of employment that constitute non-qualified deferred compensation subject to Section 409A of the Code shall be delayed until the earlier of (i) the business day following the six-month anniversary of the date his separation from service becomes effective, and (ii) the date of the Executive’s death, but only to the extent necessary to avoid the imposition of accelerated or increased income taxes, excise taxes or other penalties under Section 409A of the Code. On the earlier of (i) the business day following the six-month anniversary of the date his separation from service becomes effective, and (ii) the Executive’s death, the Company shall pay the Executive in a lump sum the aggregate value of the non-qualified deferred compensation that the Company otherwise would have paid the Executive prior to that date. It is intended that each installment of the payments and benefits payable to Executive upon termination of employment shall be treated as a separate “payment” for purposes of Section 409A of the Code.

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21.5.2	If an expense reimbursement or provision of in-kind benefit is not exempt from Section 409A of the Code, the following rules apply: (i) in no event shall any reimbursement be paid after the last day of the taxable year following the taxable year in which the expense was incurred; (ii) the amount of reimbursable expenses incurred or provision of in-kind benefits in one tax year shall not affect the expenses eligible for reimbursement or the provision of in-kind benefits in any other tax year; and (iii) the right to reimbursement for expenses or provision of in-kind benefits is not subject to liquidation or exchange for any other benefit.

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Schedule 1

Definitions and interpretations

(Clause 1)

1.	The provisions of Schedule 1 apply to the interpretation of this agreement including the schedules.

2.	The following words and expressions have the following meanings:

Benefit	as defined in clause 10.5.
Board	the board of directors for the time being of the Company and including any committee of the board of directors duly appointed by it.
Change of Control

shall mean the occurrence of any of the following events:

(A) The approval by shareholders of the Company of a merger or consolidation of the Company with any other corporation, other than a merger or consolidation which would result in the voting securities of the Company outstanding immediately prior thereto continuing to represent (either by remaining outstanding or by being converted into voting securities of the surviving entity) more than fifty percent (50%) of the total voting power represented by the voting securities of the Company or such surviving entity outstanding immediately after such merger or consolidation;

(B) The approval by the shareholders of the Company of a plan of complete liquidation of the Company or an agreement for the sale or disposition by the Company of all or substantially all of the Company’s assets.

Company Goods

any products, materials, methods, processes, data, compositions, materials, information, conceptions, inventions, intellectual property, know-how, results, equipment or machinery developed, manufactured, distributed or sold by the Company with which the duties of the Executive were concerned or for which he was responsible under this Agreement

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Company Services	any services including, but not limited to, technical and product support, technical advice and customer services supplied by the Company with which the duties of the Executive were concerned or for which he was responsible during the two years immediately preceding the date of termination of the Employment.
Confidential Information	any information, data, results, relating to the business, prospective business, technical processes, computer software, intellectual property rights or finances of the Company including, but not limited to, data, information comprising or containing details of suppliers and their terms of business, details of customers and their requirements, prices charged to and terms of business applicable to customers, marketing plans and sales forecasts, financial information results and forecasts, unless included in published audited accounts, any proposals relating to the acquisition or disposal of a company or business or any part of it or to any proposed expansion or contraction of activities, details of employees and officers and of the remuneration and other benefits paid to them, research activities, inventions, secret processes, designs, formulae and product lines, which comes into the Executive’s possession by virtue of the Employment, and which the Company regards, or could reasonably be expected to regard, as confidential whether or not such information is reduced to a tangible form or marked in writing as “confidential”, and any and all information which has been or may be derived or obtained from any such information.
Copyright Work	as defined in clause 13.3.

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Customer	any person to which the Company maintained a business relationship with, or distributed, sold or supplied Company Goods or Company Services during the two years immediately preceding the date of termination of the Employment and with which, during such period:

1.	the Executive had personal dealings in the course of the Employment; or
2.	any employee of the Company who was under the direct or indirect supervision of the Executive had personal dealings in the course of that employee’s employment,

Employment	the Executive’s employment under this agreement.
Employment Related Personal Data	information which is personal to the Executive, including but not limited to demographic information (name and address etc.) information enabling the Company to make payments (salary, bank account number, deductions, allowances etc.) information enabling access to benefits (details of family members required for insurance and pension purposes), information specifically regarding the Employment, (supervisor information, details of job title, the Company’s personal development plans, performance rating and training plans etc.), and information enabling the Company to fulfil legal requirements (tax and National Insurance information etc.).
Employment Related Sensitive Personal Data	information relating to the Executive regarding racial and ethnic origin, political opinions, religious or other beliefs, trade union membership, health, sexual orientation and criminal convictions.
ERA 1996	the Employment Rights Act 1996.
Prospective Customer	any person with which the Company had negotiations or discussions regarding the possible business relationship, or distribution, sale or supply of Company Goods or Company Services during the 12 months immediately preceding the date of termination of the Employment and with which during such period:

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1.	the Executive had personal dealings in the course of the Employment; or
2.	any employee of the Company who was under the direct or indirect supervision of the Executive had personal dealings in the course of that employee’s employment.

Prospective Supplier	any person with which the Company had negotiations or discussions regarding the possible business relationship with distribution, sale or supply of goods or services to the Company during the 12 months immediately preceding the Termination Date and with which during such period:

1.	the Executive had personal dealings in the course of the Employment; or
2.	any employee of the Company who was under the direct or indirect supervision of the Executive had personal dealings in the course of that employee’s employment.

Recognised Investment Exchange	an investment exchange in relation to which there is in force a recognition order made by the Financial Services Authority under the Financial Services and Markets Act 2001. The OTC, AMEX and NASDQ are considered a Recognized Investment Exchange.

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Regulations	the Working Time Regulations 1998.
Restricted Area	England, Scotland, Wales, Israel and the United States of America.
Restricted Goods	Company Goods or goods of a similar kind.

Restricted Period	the period of:
	1.	6 months immediately following the date of termination of the Employment; or
	2.	6 months immediately following the last date on which the Executive carried out duties assigned to him by the Company (if no duties have been assigned to the Executive during a period immediately preceding the date of termination of the Employment in accordance with clause 14.5).

Restricted Services	Company Services or services of a similar kind relating to anti-inflammatory agents or compounds or methods.
Salary	the Executive’s salary referred to in clause 6.1.
Supplier	any person which has supplied materials, goods or services to the Company during the two years immediately preceding the date of termination of the Employment and with which, during such period:

1.	the Executive had personal dealings in the course of the Employment; or
2.	any employee of the Company who was under the direct or indirect supervision of the Executive had personal dealings in the course of that employee’s employment.

3.	References to persons include bodies, corporate, unincorporated associations and partnerships.

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4.	References to writing include e-mail, word processing, typewriting, printing, lithography, photography, facsimile messages and other modes of reproducing words in a legible and non transitory form.

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed as of the 4th day of March 2013.

MORRIA Biopharmaceuticals, Plc			Gur Roshwalb

By:	/s/ Mark Cohen		By:	/s/ Gur Roshwalb
	Name:	Mark Cohen

Executive Chairman

By:	/s/ David Sidransky

Name:	David Sidransky

Compensation Committee

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